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October 6, 2010	Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Evan S. Jacobson, Attorney-Advisor

Re:	Cogent, Inc.
Amended Schedule 14D-9
Filed on September 24, 2010
File No. 005-80576

Ladies and Gentlemen:

We are writing on behalf of our client, Cogent, Inc., a Delaware corporation (the “Company”) in response to a letter of comment from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Company dated September 30, 2010 (the “Staff Letter”). Concurrently herewith the Company is filing with the Commission an Amendment No. 3 (“Amendment No. 3”) to the Company’s Schedule 14D-9 filed on September 10, 2010 (the “Schedule 14D-9”).

The paragraphs below numbered 1 through 3 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

The Solicitation or Recommendation, page 8

Background, page 9

1.	We note your response to prior comment 7. Please tell us whether the agreement between you and Company D provides that disclosure of subject information is permitted when required by federal securities laws. In addition, please revise your disclosure to explain why a transaction with Company D would have presented antitrust and other regulatory approval issues.

Securities and Exchange Commission

October 6, 2010

Page Two

In Amendment No. 3, the Company has (i) disclosed the name of Company D and (ii) enhanced its disclosure to discuss why a transaction with Company D would have presented antitrust and other regulatory approval issues.

Voting and Tender Agreement, page 19

2.	We note your response to prior comment 10. Please revise to discuss why your board concluded that the terms of the Voting and Tender Agreement did not limit its ability to consider, recommend, or accept a competing bid, or create a barrier to potential competing offers.

In Amendment No. 3, the Company has revised its disclosure to discuss why its board concluded that the terms of the Voting and Tender Agreement did not limit its ability to consider, recommend, or accept a competing bid, or create a barrier to potential competing offers.

Additional Information, page 26

Appraisal Rights, page 28

3.	We reissue prior comment 5 with respect to the first sentence of the second paragraph of this section.

In Amendment No. 3, the Company has revised the statement referred to in the Staff’s comment.

*        *        *

Please direct any further comments or questions to Nate Jensen at (858) 720-7912. I can also be reached at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton

Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)
J. Nathan Jensen (Morrison & Foerster LLP)